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NEWS RELEASE
CIS TECHNOLOGIES, INC.
6100 SOUTH YALE
SUITE 1900
TULSA, OK 74136-1903


FOR IMMEDIATE RELEASE            CONTACT:  RICHARD A. EVANS
                                           CHIEF FINANCIAL OFFICER
                                           (918) 496-2451

              CIS TECHNOLOGIES, INC. ANNOUNCES FINANCIAL RESULTS

TULSA, Oklahoma (February 8, 1995) - CIS Technologies, Inc. (Nasdaq/NM:CISI) today announced its financial results for the fourth quarter and year ended December 31, 1994.

  Philip D. Kurtz, chairman and chief executive officer of CIS Technologies, said "During calendar year 1994, our Company's financial performance improved, and we successfully repositioned ourselves to meet the challenges and realize the opportunities created by a healthcare industry undergoing revolutionary change. Despite the absence of legislation, unprecedented, market-driven healthcare reform is sweeping the nation and creating exciting opportunities for the Company. During 1994, we initiated major new business strategies, created strategic alliances and developed a platform for strong earnings growth. In 1995, we expect to capitalize on the strong foundation created in 1994 to produce consistent revenue and earnings growth."

  For the quarter ended December 31, 1994, revenue was $8.9 million compared to $7.8 million for the fourth quarter of 1993. Fourth quarter 1994 net income was $660,000, or $0.02 per share, compared to net income of $726,000, or $0.03 per share, for the same quarter in 1993. The decrease was due primarily to increased operating costs associated with new product releases.

  Revenue for the year ended December 31, 1994, was $31.7 million compared to $33.3 million for the same period last year. Net income for 1994 was $2.2 million, or $0.08 per share, compared to $1.2 million, or $0.05 per share, for the prior year.

  James L. Hersma, president and chief operating officer of CIS Technologies, said, "We are pleased with these financial results, but far from satisfied.
Even though we exceeded our objectives for earnings per share, we consider 1994 just the first step to substantially improved financial and operating results. The important initiatives introduced in 1994 position the Company for strong performance in 1995 and beyond as we move forward to achieve added value for our shareholders."

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  In the fourth quarter, the Company announced three major developments which are expected to have a long-term impact on profitability. Near the end of 1994, the Company completed the acquisition of Orlando, Florida-based Automated Medical Systems Consultants, Inc., the nation's leading reseller of the Medical Manager(R) physician practice management software, which allows the Company to assume a prominent role in the physician information management marketplace.
The Company also announced that it had entered into two strategic alliances.
The first, with GE Capital, positions CIS Technologies to provide accounts receivable financing to the healthcare industry, while the second, with Bankers Trust, enables the Company to pursue opportunities in cash management and data services in the healthcare industry. Both GE Capital and Bankers Trust made significant equity and/or debt investments in CIS. "We take great pride in the fact that two highly respected financial institutions have invested in CIS and our future," Hersma said.

  CIS Technologies, Inc. is a leading provider of automated products and services that help hospitals to process claims, manage data electronically, and increase hospital cash flow through a wide range of professional services. CIS' products and services are used by over 700 healthcare providers in 38 states, and CIS processes and manages over $50 billion in healthcare claims annually.


                            CIS TECHNOLOGIES, INC.
                        UNAUDITED FINANCIAL HIGHLIGHTS
                   (In thousands, except per share amounts)
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


                                                                   THREE MONTHS ENDED
                                                                      DECEMBER 31,
                                                                   -----------------
                                                                    1994      1993
                                                                   -------  --------
Revenue                                                            $ 8,931   $ 7,832
Operating income                                                   $   630   $   707
Net income                                                         $   660   $   726
Net income per share                                               $  0.02   $  0.03

                                                                       YEAR ENDED
                                                                      DECEMBER 31,
                                                                   -----------------
                                                                    1994      1993
                                                                   -------   -------
Revenue                                                            $31,689   $33,285
Operating income (loss)                                            $ 2,337   $  (226)
Income before cumulative effect of accounting change               $ 2,197   $   321
Net income                                                         $ 2,197   $ 1,221
Income per share:
 Before cumulative effect of accounting change                     $   .08   $  0.02
 Net income per share                                              $   .08   $  0.05

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